Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ZIM Integrated Shipping Services Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-201716) on Form S-8 of Kenon Holdings Ltd. of our report dated March 21, 2021, with respect to the consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Kenon Holdings Ltd.

Our report refers to a change to the method of accounting for lease arrangements as of January 1, 2019.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International
Haifa, Israel

April 18, 2021